UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.3)

                            EMPIRE OF CAROLINA, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    292007101
                                 (CUSIP Number)

                            EDWIN C. LAURENSON, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 12, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                                                               2
CUSIP No.         292007101

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles S. Holmes

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS
         NA

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States citizen

           NUMBER OF           7     SOLE VOTING POWER
            SHARES                   3,843,752
         BENEFICIALLY          8     SHARED VOTING POWER
           OWNED BY                  -0-
             EACH              9     SOLE DISPOSITIVE POWER
           REPORTING                 3,843,752
            PERSON             10    SHARED DISPOSITIVE POWER
             WITH                    -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,843,752

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.43%

14       TYPE OF REPORTING PERSON
         IN

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                                                                               3


                                  SCHEDULE 13D

                  This Amendment No.3 (the "Amendment") amends the statement on
Schedule 13D filed on July 2, 1997 by Charles S. Holmes, as amended by Amendment No.1 filed on October 30, 1997 and as further amended by Amendment No. 2 filed on January 9, 1998 (as so amended, the "Schedule 13D"). The purpose of the Amendment is to report additional purchases of Series A Preferred Stock and Warrants by Mr. Charles Holmes. Capitalized terms used herein and not otherwise defined have the meaning assigned to them in the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding thereto the following paragraph:

                  On February 12, 1998, Mr. Charles Holmes purchased 10,000 additional shares of Series A Preferred Stock and Warrants to purchase 10,000 shares of Common Stock in a private transaction for an aggregate cash consideration of $100,000 paid by Mr. Charles Holmes from his personal funds.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

                  (a) Mr. Holmes has the right to acquire 1,080,000 shares of Common Stock at any time upon conversion of all or any portion of the 135,000 shares of Series A Preferred Stock held by him. In addition, Mr. Holmes has the right, as owner of Warrants, to acquire all or any portion of 2,763,752 shares of Common Stock at a price of $1.375 per share at any time prior to the expiration of the Warrants on May 6, 2003. Accordingly, based upon calculations made in accordance with Rule 13d-3(d) and information provided by the Company that 7,653,564 shares of Common Stock are currently outstanding, Mr. Holmes has sole voting and/or dispositive power over the equivalent of 3,843,752 shares of Common Stock (or 33.43% of the Common Stock). There are currently 2,100,000 shares of Series A Preferred Stock outstanding, with respect to which Mr. Holmes has sole voting and dispositive power over 135,000 shares (or 6.43% of the class). The currently outstanding shares of Series A Preferred Stock may be converted into 16,800,000 shares of Common Stock, with the result that Mr. Holmes has voting power, when the currently outstanding Series A Preferred Stock is combined with the currently outstanding Common Stock, over 4.42% of the combined classes.

                  (b) Mr. Holmes has sole power to vote and dispose of the Series A Preferred Stock and Warrants held by him.

                  (c)      See Items 3 and 4 above.

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                                                                               4


                  Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

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                                                                               5

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: February 18, 1998




                                                     /s/ Charles S. Holmes
                                                     ---------------------------
                                                     Charles S. Holmes